Exhibit 99.1

ECI Telecom Ltd. Interim Consolidated Financial Statements (Unaudited) As of June 30, 2007

ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of June 30, 2007

Interim Unaudited Consolidated Balance Sheets as of

	June 30	June 30	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	149,325	84,925	92,732
Short-term investments	90,743	70,756	80,708
Receivables:
Trade, net	167,522	163,446	187,410
Other	29,553	31,070	27,110
Prepaid expenses	5,138	4,967	4,819
Work in progress	20,767	3,457	13,062
Inventories	140,142	148,705	159,355

Total current assets	603,190	507,326	565,196

Long-term receivables, net	10,528	8,519	6,314

Long-term deposit and marketable securities	42,772	102,980	72,767

Assets held for severance benefits	20,831	24,942	20,549

Investments	13,736	16,336	11,988

Property, plant and equipment
Cost	302,776	278,121	293,254
Less - Accumulated depreciation	179,666	156,979	169,362

	123,110	121,142	123,892

Software development costs, net	13,835	11,327	12,852

Goodwill	39,329	39,329	39,329

Other assets, net	53,348	45,224	42,993

Total assets	920,679	877,125	895,880

/s/ Rafi Maor	President, Chief Executive Officer
Rafi Maor
`
/s/ Itzik Zion	Executive Vice President,
Itzik Zion	Chief Financial Officer

August 2, 2007

ECI Telecom Ltd.

June 30	June 30	December 31
2007	2006	2006
$ in thousands	$ in thousands	$ in thousands
(Unaudited)	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Trade payables	65,647	77,095	82,954
Other payables and accrued liabilities	117,654	122,244	120,422

Total current liabilities	183,301	199,339	203,376

Long-term liabilities

Other liabilities	1,000	1,000	985
Liability for employee severance benefits	42,359	46,249	43,664

Total long-term liabilities	43,359	47,249	44,649

Total liabilities	226,660	246,588	248,025

Minority Interest	-	4,120	4,144

Shareholders' equity
Ordinary shares NIS 0.12 par value per share, Authorized 200,000,000 shares; Issued and outstanding 120,268,980 shares as at June 30, 2007, 117,072,532 as at June 30, 2006 and 119,324,849 shares as at December 31, 2006	6,425	6,387	6,396
Capital surplus	667,803	652,695	661,053
Accumulated other comprehensive loss	(1,638)	(1,213)	(1,682)
Retain earnings (deficit)	21,429	(31,452)	(22,056)

Total shareholders' equity	694,019	626,417	643,711

Total liabilities and shareholders' equity	920,679	877,125	895,880

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2007	2006	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	319,258	332,283	164,139	170,273	656,342
Cost of revenues	180,899	200,350	93,135	103,331	388,023
Gross profit	138,359	131,933	71,004	66,942	268,319
Research and development
costs, net	51,722	50,416	26,545	25,362	99,525
Selling and marketing expenses	50,486	46,139	25,402	24,211	96,971
General and administrative
expenses	22,906	24,134	11,926	11,498	47,560
Recovery of doubtful debt	(3,160)	-	(3,160)	-	-
Amortization of acquisition -
related intangible assets	2,352	2,491	1,091	1,273	5,019
Operating income	14,053	8,753	9,200	4,598	19,244
Financial expenses	(1,916)	(1,187)	(1,121)	(554)	(3,091)
Financial income	6,127	5,757	3,434	2,932	12,867
Other income, net	15,842	4,487	15,618	4,500	4,315
Income from continuing operations before taxes on income	34,106	17,810	27,131	11,476	33,335
Taxes on income (tax benefit)	(9,578)	2,226	1,988	1,180	3,924
Income from continuing operations after taxes on income	43,684	15,584	25,143	10,296	29,411
Company's equity in results of
investee company	(423)	(2,885)	(370)	(659)	(7,292)
Minority interest	224	-	-	-	(24)

Net Income	43,485	12,699	24,773	9,637	22,095

Earnings per ordinary share Basic earnings per share:
Net earnings per ordinary share ($)	0.37	0.11	0.21	0.08	0.19

Weighted average number of shares outstanding used to compute basic earnings per share - in thousands	118,025	114,712	118,211	116,102	115,803

Diluted earnings per share:
Net earnings per ordinary share ($)	0.36	0.11	0.20	0.08	0.18

Weighted average number of shares outstanding used to compute diluted earnings per share - in thousands	121,343	119,719	121,411	120,532	120,456

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Comprehensive Income

Six months ended			Three months ended				Year ended
June 30	June 30		June 30		June 30		December 31
2007	2006		2007		2006		2006
$ in thousands	$ in thousands		$ in thousands		$ in thousands		$ in thousands
(Unaudited)	(Unaudited	)	(Unaudited	)	(Unaudited	)	(Audited	)

Net income	43,485	12,699	24,773	9,637	22,095

Other comprehensive income (loss):

Changes in the fair value of financial instruments, net of taxes (nil)	9	(5,015)	529	(633)	(5,745)

Realization of gain on available for sale securities	-	(4,075)	-	(4,075)	(4,066)

Unrealized holding gain (loss) on available for sale securities arising during the period, net of taxes (nil)	35	(609)	(17)	(2,531)	(357)

Total other comprehensive income (loss)	44	(9,699)	512	(7,239)	(10,168)

Comprehensive income	43,529	3,000	25,285	2,398	11,927

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity

				Accumulated
				other	Accumulated	Total
	Number of	Share	Capital	comprehensive	earnings	shareholders'
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands except share amounts
Balance at January 1, 2007	119,324,849	6,396	661,053	(1,682)	(22,056)	643,711

Net income for the six months ended June 30, 2007	-	-	-	-	43,485	43,485
Employee stock options exercised and paid	640,002	18	1,979	-	-	1,997
Share-based payments expenses	-	-	4,782	-	-	4,782
Restricted shares issuance	372,381	11	(11)	-	-	-
Restricted shares forfeited	(68,252)	-	-	-	-	-
Net unrealized gain on available for sale securities	-	-	-	35	-	35
Changes in the fair value of financial instruments	-	-	-	9	-	9

Balance at June 30, 2007
(Unaudited)	120,268,980	6,425	667,803	(1,638)	21,429	694,019

Balance at January 1, 2006	111,827,822	6,262	648,532	8,486	(44,151)	619,129

Net income for the six months ended June 30, 2006	-	-	-	-	12,699	12,699
Employee stock options exercised and paid	4,989,169	125	9,910	-	-	10,035
Share-based payments expenses	-	-	6,681	-	-	6,681
Restricted shares issuance	276,607	-	-	-	-	-
Restricted shares forfeited	(21,066)	-	-	-	-	-
Net unrealized gain on available for sale securities	-	-	-	(609)	-	(609)
Realization of gain on available for sale securities	-	-	-	(4,075)	-	(4,075)
Changes in the fair value of financial instruments	-	-	-	(5,015)	-	(5,015)
Distribution of available for sale securities as dividend in kind	-	-	(12,428)	-	-	(12,428)

Balance at June 30, 2006
(Unaudited)	117,072,532	6,387	652,695	(1,213)	(31,452)	626,417

(1) Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont’d)

				Accumulated
				other	Accumulated	Total
	Number of	Share	Capital	comprehensive	earnings	shareholders’
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands, except share amounts

Balance at April 1, 2007
(Unaudited)	119,624,724	6,405	664,325	(2,150)	(3,344)	665,236

Net income for the three months ended June 30, 2007	-	-	-	-	24,773	24,773
Employee stock options exercised and paid	337,993	9	941	-	-	950
Share-based payments expenses	-	-	2,548	-	-	2,548
Restricted shares issuance	333,527	11	(11)	-	-	-
Restricted shares forfeited	(27,264)	-	-	-	-	-
Net unrealized gain on available for sale securities	-	-	-	(17)	-	(17)
Changes in the fair value of financial instruments	-	-	-	529	-	529

Balance at June 30, 2007
(Unaudited)	120,268,980	6,425	667,803	(1,638)	21,429	694,019

Balance at April 1, 2006
(Unaudited)	116,392,303	6,375	659,710	6,026	(41,089)	631,022

Net income for the three months ended June 30, 2006	-	-	-	-	9,637	9,637
Employee stock options exercised and paid	435,869	12	1,563	-	-	1,575
Share-based payments expenses	-	-	3,850	-	-	3,850
Restricted shares issuance	259,470	-	-	-	-	-
Restricted shares forfeited	(15,110)	-	-	-	-	-
Net unrealized gain on available for sale securities	-	-	-	(2,531)	-	(2,531)
Realization of gain on available for sale securities	-	-	-	(4,075)	-	(4,075)
Changes in the fair value of financial instruments	-	-	-	(633)	-	(633)
Distribution of available for sale securities as dividend in kind	-	-	(12,428)	-	-	(12,428)

Balance at June 30, 2006
(Unaudited)	117,072,532	6,387	652,695	(1,213)	(31,452)	626,417

(1) Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont’d)

				Accumulated
	Number			other	Accumulated	Total
	of	Share	Capital	comprehensive	earnings	shareholders'
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands except share amounts

Balance at January 1, 2006	111,827,822	6,262	648,532	8,486	(44,151)	619,129
Net income for the year ended December 31, 2006	-	-	-	-	22,095	22,095
Employee stock options exercised and paid	5,963,555	134	12,489	-	-	12,623
Restricted shares issuance	1,574,767	-	-	-	-	-
Restricted shares forfeited	(41,295)	-	-	-	-	-
Realization of gain on available for sale securities	-	-	-	(4,066)		(4,066)
Share based compensation expense	-	-	12,460	-	-	12,460
Net unrealized loss on available for sale securities	-	-	-	(357)	-	(357)
Changes in fair value of financial instruments	-	-	-	(5,745)	-	(5,745)
Distribution of available for sale securities as dividend in kind	-	-	(12,428)	-	-	(12,428)

Balance at December 31, 2006 (audited)	119,324,849	6,396	661,053	(1,682)	(22,056)	643,711

(1) Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statement of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2007	2006	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows for operating
activities

Income for the period	43,485	12,699	24,773	9,637	22,095

Adjustments to reconcile income to cash provided by operating activities:

Depreciation and amortization	20,712	18,774	10,807	9,170	39,771
Share-based payments expenses	4,782	6,681	2,548	3,850	12,460
Accrued severance pay, net	(1,588)	463	(1,193)	1,374	1,137
Gain on sale of property and equipment	12	(345)	(1)	(151)	(447)
Capital gains, net	(15,665)	(3,701)	(15,480)	(4,030)	(3,639)
Other - net	(54)	(2,422)	237	(2,770)	(1,532)
Company’s equity in results of investee company	423	2,885	370	659	7,292
Minority interest	(224)	-	-	-	24
Loss (gain) from marketable securities	(33)	208	(20)	(105)	9
Deferred taxes	(12,706)	-	342	-	-
Decrease (increase) in trade receivables (including non- current maturities of trade receivables)	15,674	(10,887)	(12,129)	3,875	(32,647)
Decrease (increase) in other receivables	(3,387)	(14,697)	3,796	(8,725)	(10,339)
Decrease (increase) in prepaid expenses	(319)	(1,350)	(233)	705	(1,202)
Increase in work in progress	(7,704)	(520)	(2,936)	(273)	(10,125)
Decrease (increase) in inventories	19,212	(1,742)	12,259	2,163	(12,392)
Increase (decrease) in trade payables	(17,307)	20,644	1,295	6,063	26,503
Increase (decrease) in other payable and accrued liabilities	(2,768)	5,302	(8,043)	(10,154)	2,997
Increase (decrease) in other long-term liabilities	15	843	(1)	780	828
Net cash provided by operating activities	42,560	32,835	16,391	12,068	40,793

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statement of Cash Flows (cont'd)

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2007	2006	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows provided by
(used in) investing activities
Investments in deposits, net	(27,565)	396	(31,164)	50	(5,160)
Software development
costs capitalized	(6,468)	(3,488)	(3,323)	(1,678)	(9,472)
Investment in property, plant
and equipment	(12,263)	(13,640)	(5,779)	(7,189)	(30,755)
Proceeds from sale of
property, plant and equipment	158	534	44	221	992
Payments for acquisition
of additional shares in
consolidated company	(2,820)	-	-	-	(1,100)
Investment in investee
companies	(3,333)	(250)	-	-	(608)
Proceeds from selling shares
of investee companies	16,740	-	16,740	-	-
Repayment of long-term loans
granted	-	217	-	60	506
Investment in marketable
securities	(59,919)	(25,091)	(2,341)	(4,317)	(29,248)
Proceeds from realization of
marketable securities	107,327	19,318	42,695	11,573	49,940
Net cash provided by
(used in) investing activities	11,857	(22,004)	16,872	(1,280)	(24,905)

Cash flows provided by
financing activities
Exercise of stock options	1,997	10,035	950	1,575	12,623
Net cash provided by
financing activities	1,997	10,035	950	1,575	12,623
Effect of change in
exchange rate on cash	179	231	(4)	423	393
Net increase in
cash and cash equivalents	56,593	21,097	34,209	12,786	28,904
Cash and cash equivalents
at beginning of period	92,732	63,828	115,116	72,139	63,828
Cash and cash equivalents
at end of period	149,325	84,925	149,325	84,925	92,732
Non-cash activities
Fixed assets received as loan
consideration	-	224	-	-	221
Distribution of available for
sale securities as dividend
in kind	-	12,428	-	12,428	12,428

 The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 1 - General

The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2006 and the accompanying notes thereto. Information presented with respect to December 31, 2006 and the year then ended is derived from our audited consolidated financial statements as of and for the year then ended. Information with respect to June 30, 2007 and June 30, 2006 and the respective six-month and three-month periods then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.

Note 2 - Significant Accounting Policies

A.
The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

B.	The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

C.	The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

D.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Effective January 1, 2007, the Company adopted the provisions of FIN 48.

The implementation of FIN 48 did not have a significant impact on the Company’s financial position or results of operations.

The total amount of unrecognized tax benefits as of the adoption date at January 1, 2007 is approximately $13 million. The Company does not anticipate any significant increase or decrease to the unrecognized tax benefits within the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. The Company had approximately $1.5 million and $1.4 million accrued for the payment of interest and penalties as of June 30, 2007 and January 1, 2007, respectively.

The Company and its subsidiaries are subject to periodic and routine audits in all major tax jurisdictions in which they operate. It is reasonably possible that the amounts of unrecognized tax benefits could change as a result of an audit. Based on the current audits in process, the payment of taxes as a result of audit settlements are not expected to have an adverse significant impact on the Company's financial position or results of operations. The Company is generally no longer subject to tax examinations by tax authorities for years before 2001.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 3 - Inventory

Inventory is comprised of the following:

	June 30	June 30	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)

Raw materials and components	46,962	56,312	57,806
Work in process	20,972	21,730	23,499
Finished products	72,208	70,663	78,050

	140,142	148,705	159,355

Note 4 - Shareholders' Equity

A. Authorized, issued and outstanding shares

	Authorized
	June 30	December 31
	2007	2006
	Number of shares

NIS 0.12 par value per ordinary share	200,000,000	200,000,000

1.	The Company’s shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

2.	For details of the issued share capital see consolidated Statements of Changes in Shareholders’ Equity.

B.	Dividends

According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years.

C.	Share incentive (stock options and restricted shares plans)

1.
The Company’s current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the “1991 Plan”) and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the “2002 Plan”, together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont'd)

C.	Share incentive (stock options and restricted shares plans) (cont'd)

In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a “net exercise” basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares is the aggregate par value of such shares, which amount may be waived.

Under the terms of the ECI Plans, as of June 30, 2007, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

Stock options granted during the reporting period

The only stock option award made by the Company during the six months ended June 30, 2007 was as stated below. These stock options vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters. The stated stock option award is exercisable on a “net exercise” basis.

On May 2, 2007, the Company granted an employee options for 250,000 shares at an exercise price of $ 8.28 per share, being the closing market price on the date of the grant.

2.
At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.

Unearned compensation on the grant of the options in the six month period ended on June 30, 2007, as measured at the original grant date, totaling $0.8 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont’d)

C. Share incentive (stock options and restricted shares plans) (cont’d)

2. (Cont’d)

Restricted shares issued during the reporting period

The restricted shares issued by the Company to its employees and directors, during the six months ended June 30, 2007 were as stated below: Unless otherwise stated, these restricted shares vest according to the following schedule: 12.5% will vest following the lapse of six months from the date of issuance and a further 6.25% will vest on the last day of each quarter, during 14 consecutive quarters thereafter. The shares were issued for no cash consideration.

On January 29, 2007, the Company issued an aggregate of 26,700 restricted shares to its employees.

On February 1, 2007, the Company issued an aggregate of 5,800 restricted shares to two directors. The shares vest and become transferable as follows: as regards 2,900 of the shares - one third on February 1, 2008, a further one third on February 1, 2009 and the remaining third on February 1, 2010; as regards the other 2,900 shares - one half on February 1, 2008 and the remaining half on February 1, 2009.

On March 1, 2007, the Company issued an aggregate of 6,354 restricted shares to two directors. The shares vest and become transferable as follows: one half on March 1, 2008 and the remaining half on March 1, 2009.

On May 1, 2007, the Company issued 3,027 restricted shares to a director. The shares vest and become transferable as follows: one half on May 1, 2008 and the remaining half on May 1, 2009.

On May 2, 2007, the Company issued an aggregate of 330,500 restricted shares to its employees.

Unearned compensation on the grant of the restricted shares in the six month period ended on June 30, 2007, as measured at the original grant date, totaling $2.8 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

Compensation expense of $ 2.2 millions was recognized for the restricted shares during the six months ended June 30, 2007.

During the six month period ended June 30, 2007, the Board of Directors approved modifications to the vesting and termination periods of outstanding options and restricted shares granted to certain senior employees. Accordingly, compensation expenses of $ 0.3 million were recognized for the period ended June 30, 2007.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont’d)

D. Share incentive and stock option plans

1. Stock options under the ECI Plans are as follows:

	Six months
	ended	Year ended
	June 30	December 31
	2007	2006
	Number of shares	Number of shares
	(Unaudited)	(Audited)

Total number authorized at beginning of period	32,760,700	32,760,700
Options unexercised and unvested restricted shares
at beginning of period	(15,150,669)	(21,732,191)
Options exercised and restricted shares vested prior to
beginning of period	(11,774,204)	(5,296,665)
Options granted during the period	(250,000)	(1,114,157)
Options cancelled during the period	1,164,448	2,751,612
Restricted shares granted during the period	(372,381)	(1,574,767)
Restricted shares forfeited during the period	68,252	41,295

Available for future grants at the end of the period	6,446,146	5,835,827

Options exercised during the period*	640,002	5,963,555

* Average price of options exercised during
the period (in $)	3.12	2.12

Restricted shares vested during the period	393,680	513,984

Options unexercised and unvested restricted
shares at the end of period	13,506,668	15,150,669

Options unexercised and unvested restricted shares
vest as follows:
First year or thereafter	11,363,049	11,983,992
Second year or thereafter	1,294,131	1,994,713
Third year or thereafter	849,488	1,171,964

	13,506,668	15,150,669

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont'd)

D. Share incentive and stock option plans (cont’d)

2.	To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	June 30	December 31
	2007	2006
Dollars per Share (*)	Number of shares	Number of shares
	(Unaudited)	(Audited	)

Restricted shares	1,547,923	1,637,474
Zero	331,619	438,083
$ 1.16 - $ 2.94	1,044,800	1,169,486
$ 3.01	846,022	975,814
$ 3.02 - $ 6.97	2,154,245	2,538,046
$ 7.03 - $ 8.61	1,656,324	1,596,953
$ 8.75	1,192,421	1,261,071
$ 8.91 - $ 9.22	629,001	873,251
$ 9.77 - $ 20.66	277,000	583,175
$ 23.66 - $ 26.04	25,500	25,500
$ 26.32	2,501,456	2,591,756
$ 27.17 - $ 29.19	975,807	1,135,510
$ 29.66 - $ 39.66	324,550	324,550

	13,506,668	15,150,669

(*)	As of June 30, 2007, the weighted average exercise price of options was $ 13.14 and the weighted average remaining contractual life of outstanding options was 6 years.

E. Fair value method

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the six months ended June 30, 2007, the six months ended June 30, 2006, the year ended 2006, the three months ended June 30, 2007 and the three months ended June 30, 2006 to be $3.1, $3.3, $2.8, $3.1 and $3.4, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.
Option	Expected	Risk free
term	volatility	interest rate

Period of grant	Term	Volatility	Interest rate

Six months ended June 30, 2007	3.0	44	5.4%
Six months ended June 30, 2006	3.0	60	5.0%
Three months ended June 30, 2007	3.0	44	5.4%
Three months ended June 30, 2006	3.0	61	5.1%
Year ended December 31, 2006	3.0	57	4.8%

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 5 -
Material Events in the Current Period

A.
In January 2007, the Company merged the Data Networking Division and the Optical Networks Division into a new Transport Networking Division. The focus of this new division will be to deliver next generation transport products that enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network.

B.	In January 2007, the Company invested $3.3 million in Veraz, as part of a private placement of shares by Veraz.

C.	In February 2007, the Company completed the purchase of the remaining 27.6% minority interest in its Chinese subsidiary, HETC, for $3.8 million, increasing its interest from 72.4% to 100%.

D.
During the first quarter of 2007, as Veraz made significant progress towards completion of its initial public offering (see Note 9), Management determined that it is more likely than not that a portion of the Company’s capital loss carryforwards for tax purposes will be utilized against capital gains that the Company will generate from the future sale of its shares in Veraz. As a result, the Company released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.

On April 4, 2007, an S-I Registration Statement filed with the SEC by Veraz in connection with an initial public offering was declared effective and Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, the Company sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million resulting in the recognition of a gain of $15.5 million. Following the offering, the company’s holding in Veraz were reduced to 27.5% (on a non-diluted basis).

E.
In April 2005, the Company sold to ABN Amro Bank certain notes that had been issued to it by GVT, a Brazilian customer. The consideration for the transaction was the sum of $ 96 million paid to the Company in cash, plus a further potential gross amount of approximately $ 3 million, based upon the occurrence of certain contingencies. In June 2007, the aforesaid contingencies have been fulfilled resulting in the recognition of net gain from recovery of doubtful debts of $ 3.2 million.

Note 6 - Segment Reports

1. Segment activities disclosure:

Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 6 - Segment Reports (cont'd)

2. Operational segment disclosure:

	Six months ended June 30, 2007
	**Transport	Broadband
	Networks	Access	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)

Revenues	213,659	95,207	10,392	319,258

Operating expenses (*)	201,311	84,516	19,378	305,205

Operating income (loss)	12,348	10,691	(8,986)	14,053

Six months ended June 30, 2006
**Transport	Broadband
Networks	Access	Other	Consolidated
$ in thousands	$ in thousands	$ in thousands	$ in thousands
(Unaudited)

Revenues	186,000	128,247	18,036	332,283

Operating expenses (*)	179,023	118,409	26,098	323,530

Operating income (loss)	6,977	9,838	(8,062)	8,753

Three months ended June 30, 2007
**Transport	Broadband
Networks	Access	Other	Consolidated
$ in thousands	$ in thousands	$ in thousands	$ in thousands
(Unaudited)

Revenues	108,915	50,452	4,772	164,139

Operating expenses (*)	103,384	43,533	8,022	154,939

Operating income (loss)	5,531	6,919	(3,250)	9,200

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

(**)	Reclassified - see Note 5A.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 6 - Segment Reports (cont'd)

2. Operational segment disclosure: (cont'd)

Three months ended June 30, 2007
**Transport	Broadband
Networks	Access	Other	Consolidated
$ in thousands	$ in thousands	$ in thousands	$ in thousands
(Unaudited)
Revenues	94,535	66,436	9,302	170,273

Operating expenses (*)	90,693	62,503	12,479	165,675

Operating income (loss)	3,842	3,933	(3,177)	4,598

Year ended December 31, 2006
**Transport	Broadband
Networks	Access	Other	Consolidated
$ in thousands	$ in thousands	$ in thousands	$ in thousands
(Unaudited)
Revenues	396,822	225,081	34,439	656,342

Operating expenses (*)	376,865	209,640	50,593	637,098

Operating income (loss)	19,957	15,441	(16,154)	19,244

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.
(**)	Reclassified - see Note 5A.

Note 7 - Contingencies

1.
Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

2.
The Company conducts negotiations from time to time with international technology companies (“technology companies”) regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 7 - Contingencies (cont’d)

3.
Several claims have been submitted against the Company and against consolidated subsidiaries, in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

4.
In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (“comptroller”) regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. (“TTL”), Tadiran Ltd (“Tadiran” - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

ECI merged with TTL in 1999.

In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 400 million.

In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed its reply to the respondents’ answers in December 2005.

Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision has been recorded in respect thereto in the financial statements.

5.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleged violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has appealed the dismissal.

ECI, based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 8 - Relevant Recently Enacted Accounting Standards

1.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position and results of operations.

2.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

Note 9 - Subsequent Events

On July 2, 2007 the Company announced that it has entered into a definitive merger agreement for the Company to be acquired by affiliates of the Swarth Group, and certain funds that have appointed Ashmore Investment Management Limited as their investment manager. Under the terms of the agreement, ECI shareholders will receive $10 per share in cash (“the Merger Consideration”) at closing in a transaction valued at approximately $ 1.2 billion.

The Board of Directors of ECI approved the agreement and recommended that ECI shareholders vote in favor of the transaction. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated in the fall of 2007. Upon the closing of the transaction, ECI ordinary shares would no longer be traded on NASDAQ.

Upon the closing of the transaction each outstanding stock option (whether or not then vested), will be cashed out at a price equal to the excess, if any, of the Merger Consideration over the per share exercise price payable. The vesting of all outstanding unvested restricted shares will be accelerated and the holders thereof will be entitled to receive the Merger Consideration. Subsequently, all stock options and all restricted shares shall no longer be outstanding and shall automatically cease to exist.